Exhibit 99.5

DBS Satellite Services (1998) Ltd.

Condensed Interim Financial Statements
June 30, 2012

DBS Satellite Services (1998) Ltd.

Condensed Interim Financial Statements as at June 30, 2012

Somekh Chaikin KPMG Millennium Tower 17 Ha’Arbaa Street, P.O. Box 609 Tel Aviv 61006	Telephone 03 684 8000 Fax 03 684 8444 Internet www.kpmg.co.il

Review Report to the Shareholders of D.B.S. Satellite Services (1998) Ltd.

Introduction
We have reviewed the accompanying financial information of DBS Satellite Services (1998) Ltd (hereinafter- “the Company”) comprising the condensed interim statement of financial position as of June 30, 2012 and the condensed interim statements of operations, comprehensive income, changes in equity and cash flows for the six and three month periods then ended. The Board of Directors and Management are responsible for the preparation and presentation of these interim financial information in accordance with IAS 34 “Interim Financial Reporting”, and are also responsible for the preparation of financial information for these interim period in accordance with Section D of the Securities Regulations (Periodic and Immediate Reports), 1970. Our responsibility is to express a conclusion on the financial information for these interim periods based on our review.

Scope of Review
We conducted our review in accordance with Standard on Review Engagements 1, “Review of Interim Financial Information Performed by the Independent Auditor of the Entity” of the Institute of Certified Public Accountants in Israel. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with generally accepted auditing standards in Israel and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion
Based on our review, nothing has come to our attention that causes us to believe that the abovementioned interim financial information is not prepared, in all material respects, in accordance with IAS 34.
In addition to that mentioned in the previous paragraph, based on our review, nothing has come to our attention that causes us to believe that the abovementioned interim financial information does not comply, in all material respects, with the disclosure requirements according to Section D of the Securities Regulations (Periodic and Immediate Reports),1970.
Without qualifying our above conclusion, we draw attention to Note 4 regarding the financial condition of the Company.

Somekh Chaikin
Certified Public Accountants (Isr.)

July 30, 2012

DBS Satellite Services (1998) Ltd.

Condensed Interim Financial Statements as at June 30, 2012

Condensed Interim Statements of Financial Position at

	June 30, 2012	June 30, 2011	December 31, 2011
	(Unaudited)	(Unaudited)	(Audited)
	NIS thousands	NIS thousands	NIS thousands
Assets
Cash and cash equivalents	20,050	19,990	13,325
Trade receivables	162,073	158,291	159,596
Other receivables	6,402	10,613	8,020
Total current assets	188,525	188,894	180,941

Broadcasting rights, net of rights exercised	364,948	313,778	330,572
Property, plant and equipment, net	705,268	670,921	675,954
Intangible assets, net	93,204	100,728	94,227
Total non-current assets	1,163,420	1,085,427	1,100,753

Total assets	1,351,945	1,274,321	1,281,694

The attached notes are an integral part of these condensed interim financial statements.

DBS Satellite Services (1998) Ltd.

Condensed Interim Financial Statements as at June 30, 2012

Condensed Interim Statements of Financial Position at

	June 30, 2012	June 30, 2011	December 31, 2011
	(Unaudited)	(Unaudited)	(Audited)
	NIS thousands	NIS thousands	NIS thousands
Liabilities
Borrowings from banks	403,998	41,702	85,998
Current maturities for debentures	58,213	57,271	57,494
Trade payables and service providers	454,067	394,083	409,298
Other payables	184,954	161,028	177,201	*
Provisions	37,888	85,456	40,647	*
Total current liabilities	1,139,120	739,540	770,638
Debentures	1,135,793	1,172,863	1,120,806
Bank loans	-	393,958	337,679
Loans from shareholders	2,888,656	2,502,366	2,677,916
Long-term trade payables	2,953	41,434	18,766
Employee benefits	6,211	6,777	6,171
Total non-current liabilities	4,033,613	4,117,398	4,161,338
Total liabilities	5,172,733	4,856,938	4,931,976
Capital deficit
Share capital	29	29	29
Share premium	85,557	85,557	85,557
Options	48,219	48,219	48,219
Capital reserves	1,537,271	1,537,271	1,537,271
Capital reserve for share-based payments	10,280	9,990	10,280
Accumulated deficit	(5,502,144)	(5,263,683)	(5,331,638)
Total capital deficit	(3,820,788)	(3,582,617)	(3,650,282)
Total liabilities and equity	1,351,945	1,274,321	1,281,694

David Efrati	Ron Eilon	Mickey Naiman
(Authorized to sign as Chairman of the Board)	CEO	CFO
(See Note 8)

Date of approval of the financial statements: July 30, 2012

* Reclassified

The attached notes are an integral part of these condensed interim financial statements.

DBS Satellite Services (1998) Ltd.

Condensed Interim Financial Statements as at June 30, 2012

Condensed Interim Income Statements

	For the six month period ended		For the three month period ended		For the year ended
	June 30		June 30		December 31
	2012	2011	2012	2011	2011
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
	NIS thousands	NIS thousands	NIS thousands	NIS thousands	NIS thousands

Revenues	825,436	809,510	408,732	403,960	1,618,809
Cost of revenues	527,991	540,896	255,754	268,997	1,028,168
Gross profit	297,445	268,614	152,978	134,963	590,641
Selling and marketing expenses	95,092	74,797	41,585	34,738	152,737
General and administrative expenses	76,260	67,134	36,905	34,912	143,036
Operating profit	126,093	126,683	74,488	65,313	294,868
Financing expenses	86,329	96,651	56,700	51,723	168,991
Financing income	(924)	(10,453)	(435)	(6,481)	(23,163)
Financing expenses for shareholder loans	210,741	201,979	124,614	108,258	377,529
Financing expenses, net	296,146	288,177	180,879	153,500	523,357
Loss before income tax	(170,053)	(161,494)	(106,391)	(88,187)	(228,489)
Income tax	453	248	253	177	1,128
Loss for the period	(170,506)	(161,742)	(106,644)	(88,364)	(229,617)
Basic and diluted loss per share (NIS)	5,703	5,410	3,567	2,956	7,681

The attached notes are an integral part of these condensed interim financial statements

DBS Satellite Services (1998) Ltd.

Condensed Interim Financial Statements as at June 30, 2012

Condensed Interim Statements of Comprehensive Income

	For the six month period ended		For the three month period ended		For the year ended
	June 30		June 30		December 31
	2012	2011	2012	2011	2011
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
	NIS thousands	NIS thousands	NIS thousands	NIS thousands	NIS thousands

Loss for the period	(170,506)	(161,742)	(106,644)	(88,364)	(229,617)
Other items of comprehensive income:
Actuarial losses from a defined benefit plan	-	-	-	-	(80)
Other comprehensive profit (loss) for the period	-	-	-	-	(80)
Total comprehensive loss for the period	(170,506)	(161,742)	(106,644)	(88,364)	(229,697)

The attached notes are an integral part of these condensed interim financial statements

DBS Satellite Services (1998) Ltd.

Condensed Interim Financial Statements as at June 30, 2012

Condensed Interim Statements of Changes in Equity

	Share capital	Share premium	Option warrants	Capital reserve	Capital reserve for share-based payments	Accrued deficit	Total
	NIS thousands	NIS thousands	NIS thousands	NIS thousands	NIS thousands	NIS thousands	NIS thousands
Six months ended June 30, 2012 (unaudited)
Balance as at January 1, 2012 (audited)	29	85,557	48,219	1,537,271	10,280	(5,331,638)	(3,650,282)
Total comprehensive loss for the period
Loss for the period	-	-	-	-	-	(170,506)	(170,506)
Other comprehensive loss for the period	-	-	-	-	-	-	-
Total comprehensive loss for the period	-	-	-	-	-	(170,506)	(170,506)
Balance as at June 30, 2012 (unaudited)	29	85,557	48,219	1,537,271	10,280	(5,502,144)	(3,820,788)

Six month ended June 30, 2011 (unaudited)
Balance as at January 1, 2011 (audited)	29	85,557	48,219	1,537,271	9,391	(5,101,941)	(3,421,474)
Total comprehensive loss for the period
Loss for the period	-	-	-	-	-	(161,742)	(161,742)
Other comprehensive loss for the period	-	-	-	-	-	-	-
Total other comprehensive loss for the period	-	-	-	-	-	(161,742)	(161,742)
Transactions with owners recognized directly in equity
Share-based payments	-	-	-	-	599	-	599
Balance as at June 30, 2011 (unaudited)	29	85,557	48,219	1,537,271	9,990	(5,263,683)	(3,582,617)

The attached notes are an integral part of these condensed interim financial statements

DBS Satellite Services (1998) Ltd.

Condensed Interim Financial Statements as at June 30, 2012

Condensed Interim Statements of Changes in Equity (Contd.)

	Share capital	Share premium	Option warrants	Capital reserve	Capital reserve for share-based payments	Accrued deficit	Total
	NIS thousands	NIS thousands	NIS thousands	NIS thousands	NIS thousands	NIS thousands	NIS thousands
Three months ended June 30, 2012 (unaudited)
Balance as at April 1, 2012 (audited)	29	85,557	48,219	1,537,271	10,280	(5,395,500)	(3,714,144)
Total comprehensive income for the period
Loss for the period	-	-	-	-	-	(106,644)	(106,644)
Other comprehensive loss for the period	-	-	-	-	-	-	-
Total comprehensive loss for the period	-	-	-	-	-	(106,644)	(106,644)
Balance as at June 30, 2012 (unaudited)	29	85,557	48,219	1,537,271	10,280	(5,502,144)	(3,820,288)

Three months ended June 30, 2011 (unaudited)
Balance as at April 1, 2011 (audited)	29	85,557	48,219	1,537,271	9,689	(5,175,319)	(3,494,544)
Total comprehensive loss for the period
Loss for the period	-	-	-	-	-	(88,364)	(88,364)
Other comprehensive loss for the period	-	-	-	-	-	-	-
Total other comprehensive loss for the period	-	-	-	-	-	(88,364)	(88,364)
Transactions with owners recognized directly in equity
Share-based payments	-	-	-	-	301	-	301
Balance as at June 30, 2011 (unaudited)	29	85,557	48,219	1,537,271	9,990	(5,263,683)	(3,582,617)

The attached notes are an integral part of these condensed interim financial statements

DBS Satellite Services (1998) Ltd.

Condensed Interim Financial Statements as at June 30, 2012

Condensed Interim Statements of Changes in Equity (Contd.)

	Share capital	Share premium	Option warrants	Capital reserve	Capital reserve for share-based payments	Accrued deficit	Total
	NIS thousands	NIS thousands	NIS thousands	NIS thousands	NIS thousands	NIS thousands	NIS thousands
Year ended December 31, 2011 (audited)
Balance as at January 1, 2011 (audited)	29	85,557	48,219	1,537,271	9,931	(5,101,941)	(3,421,474)
Total comprehensive loss for the year
Loss for the year	-	-	-	-	-	(229,617)	(229,617)
Other comprehensive loss for the year	-	-	-	-	-	(80)	(80)
Total comprehensive loss for the year	-	-	-	-	-	(229,697)	(229,697)
Transactions with owners recognized directly in equity
Share-based payments	-	-	-	-	889	-	889
Balance as at December 31, 2011 (audited)	29	85,557	48,219	1,537,271	10,280	(5,331,638)	(3,650,282)

The attached notes are an integral part of these condensed interim financial statements

DBS Satellite Services (1998) Ltd.

Condensed Interim Financial Statements as at June 30, 2012

Condensed Interim Statements of Cash Flow

	For the six month period ended		For the three month period ended		For the year ended
	June 30		June 30		December 31
	2012	2011	2012	2011	2011
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
	NIS thousands	NIS thousands	NIS thousands	NIS thousands	NIS thousands

Cash flows from operating activities
Loss for the period	(170,506)	(161,742)	(106,644)	(88,364)	(229,617)
Adjustments:
Depreciation and amortization	119,644	139,724	53,802	71,131	276,393
Financing expenses, net	286,203	278,601	165,852	137,650	519,716
Profit (loss) from sale of property, plant and equipment	466	(65)	522	(15)	(515)
Share-based payments	-	599		301	889
Income tax expenses	453	248	253	177	1,128

Change in trade receivables	(2,477)	10,556	4,598	5,009	9,251
Change in other accounts receivable	1,618	537	(719)	1,173	3,130
Change in trade payables and service providers	26,239	8,870	7,144	(5,846)	32,457
Change in other payables and provisions	(10,818)	(7,733)	(4,521)	2,654	(71,868)
Increase in broadcasting rights, net of rights exercised	(34,376)	(9,288)	(19,836)	(4,847)	(26,082)
Change in employee benefits	40	81	(114)	(45)	(605)
	386,992	422,130	206,981	207,342	743,894

Income tax paid	(453)	(248)	(253)	(177)	(1,128)
Net cash from operating activities	216,033	260,140	100,084	118,801	513,149

Cash flows from investment activities
Proceeds from the sale of property, plant and equipment	172	198	63	69	747
Acquisition of property, plant and equipment	(104,185)	(105,004)	(55,722)	(47,551)	(207,741)
Payments for software and licenses	(21,439)	(10,990)	(13,527)	(7,177)	(32,181)
Payments for subscriber acquisition	-	(19,517)	-	(9,667)	(24,414)
Net cash used in investment activities	(125,452)	(135,313)	(69,186)	(64,326)	(263,589)

The attached notes are an integral part of these condensed interim financial statements.

DBS Satellite Services (1998) Ltd.

Condensed Interim Financial Statements as at June 30, 2012

Condensed Interim Statements of Cash Flow (Contd.)

	For the six month period ended		For the three month period ended		For the year ended
	June 30		June 30		December 31
	2012	2011	2012	2011	2011
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
	NIS thousands	NIS thousands	NIS thousands	NIS thousands	NIS thousands

Cash flows from financing activities
Repayment of bank loans	(23,379)	(84,851)	(8,426)	(12,425)	(97,277)
Repayment of debenture principal	-	-	-	-	(57,271)
Short-term bank credit, net	(442)	(85,736)	-	(3,788)	(85,294)
Payment for financing lease obligation	(650)	-	(316)	-	(768)
Interest paid	(59,385)	(52,803)	(24,372)	(16,925)	(114,178)
Issue of debentures, net	-	118,553	-	(1,347)	118,553
Net cash used for financing activities	(83,856)	(104,837)	(33,114)	(34,485)	(236,235)

Increase in cash and cash equivalents	6,725	19,990	(2,216)	19,990	13,325
Cash and cash equivalents at the beginning of the period	13,325	-	22,266	-	-
Cash and cash equivalents at the end of the period	20,050	19,990	20,050	19,990	13,325

The attached notes are an integral part of these condensed interim financial statements

DBS Satellite Services (1998) Ltd.

Condensed Interim Financial Statements as at June 30, 2012

Notes to the Financial Statements

NOTE 1 –REPORTING ENTITY

DBS Satellite Services (1998) Ltd. (“the Company”) was incorporated in Israel on December 2, 1998. The Company’s head offices are located at 6 Hayozma St., Kfar Saba, Israel.

In January 1999, the Company received a license from the Ministry of Communications for satellite television broadcasts (“the License”). The License is valid until January 2017 and may be extended for an additional six years under certain conditions. The Company's operations are subject, inter alia, to the Communications Law (Telecommunications and Broadcasts), 1982 (“the Communications Law”) and the regulations and rules promulgated thereunder and to the license terms.

Pursuant to its license, Bezeq The Israel Telecommunication Corporation Limited (“Bezeq”) is required to maintain full structural separation between it and its subsidiaries and between it and the Company. Additionally, under the licenses of the Company and Bezeq, there are restrictions on the joint marketing of services (service bundles).

In August 2009, the Supreme Court accepted the Israel Antitrust Authority’s appeal of the ruling of the Antitrust Tribunal approving the merger (as defined in the Antitrust Law, 1988) between the Company and Bezeq by exercising the options held by Bezeq into Company shares, subject to certain conditions, and ruled against the merger.

The Company believes that as a result of the development of competition between the telecommunications groups and the increasing importance of providing comprehensive communications services, if the restrictions on Bezeq’s control of the Company and on Bezeq’s cooperation with the Company remain intact, the adverse effect of these restrictions on the Company’s results is likely to increase.

NOTE 2 - BASIS OF PREPARATION

A.
Statement of compliance

The condensed interim financial statements have been prepared in accordance with IAS 34, Interim Financial Reporting, and do not contain all of the information required for full annual financial statements. They should be read in conjunction with the financial statements for the year ended December 31, 2011 (“the annual statements”). In addition, these condensed interim financial statements have been prepared in accordance with the provisions of Chapter D of the Securities Regulations (Periodic and Immediate Reports), 1970.

The condensed interim financial statements were approved by the Company's Board of Directors on July 30, 2012.

B.
Use of estimates and judgments

The preparation of the condensed financial statements in accordance with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

The judgment of management when applying the Company’s accounting policy and the principal assumptions used in assessments that involve uncertainty are consistent with those applied in the annual financial statements.

DBS Satellite Services (1998) Ltd.

Condensed Interim Financial Statements as at June 30, 2012

Notes to the Financial Statements

NOTE 3 - SIGNIFICANT ACCOUNTING POLICIES

The significant accounting policies applied in these condensed interim financial statements are consistent with those applied in the annual financial statements for the year ended December 31, 2011, except as described below:

Recognition of actuarial gains or losses

The Company does not produce an updated actuarial assessment for measuring employee benefits in every interim reporting period unless there are significant changes during the interim period in the principal actuarial assumptions in a defined benefit plan: discount rate, expected return on plan assets, employee leave rate and the rate of future salary increases. As a result, actuarial gains or losses are not recognized in the reporting period.

NOTE 4 – FINANCIAL POSITION OF THE COMPANY

A.
Since the beginning of its operations, the Company has accumulated substantial losses. The Company's losses in 2011 amounted to NIS 230 million and losses in the six months ended June 30, 2012 amounted to NIS 171 million. As a result of these losses, the Company's capital deficit and working capital deficit as at June 30, 2012 amounted to NIS 3,821 million and NIS 951 million, respectively. See Note 6.

B.	1. As at June 30, 2012, the Company is in compliance with the financial covenants under the financing agreements and the debentures.

2.
The Company's management believes that the financial resources at its disposal will be sufficient for the Company’s operations for the coming year, based on the cash flow forecast approved by the Company’s Board of Directors. If additional resources are required to meet its operational requirements for the coming year, the Company will adapt its operations to preclude the need for additional resources beyond those available to it. In recent years the Company was required to raise external financial resources intended, inter alia, to expand its investments. At the reporting date, a significant increase in its investments will require an expansion of the financial resources at its disposal. In addition, see Notes 6 and 7 which describe the material events in and after the balance sheet period.

NOTE 5 – CONTINGENT LIABILITIES

Legal claims

Legal claims have been filed against the Company or various legal proceedings are pending against it (in this section: “legal claims”).

In the opinion of the management of  the Company, which is based, inter alia, on legal opinions as to the likelihood of success of the claims, appropriate provisions have been included in the financial statements where provisions are required to cover the exposure resulting from such claims.

As at June 30, 2012, the exposure resulting from the legal claims filed against the Company in respect of various matters amounts to NIS 167,374 thousand. These amounts and all the amounts of the claims in this note do not include interest and linkage.

Following is a description of the material legal claims against the Company as at June 30, 2012, classified by groups with similar characteristics.

DBS Satellite Services (1998) Ltd.

Condensed Interim Financial Statements as at June 30, 2012

Notes to the Financial Statements

NOTE 5 – CONTINGENT LIABILITIES (CONTD.)

A.	Employee claims

During the normal course of business, employees and former employees filed collective and individual claims against the Company. Most of these claims are for alleged non-payment of salary components and delay in salary payment. As at June 30, 2012, these claims amounted to NIS 54,312. In the opinion of the management of the Company, which is based, inter alia, on legal opinions as to the likelihood of success of the claims, the financial statements include appropriate provisions of NIS 1,596 thousand where provisions are required to cover the exposure resulting from such claims.

B.	Customer claims

During the normal course of business, the Company’s customers filed claims against the Company. These are mainly motions for certification of class actions (and claims by virtue thereof) which are usually allegations of unlawful collection of money and harm to the services provided by the Company. As at June 30. 2012, these claims amounted to NIS 112,498 thousand. In the opinion of the management of the Company, which is based, inter alia, on legal opinions as to the likelihood of success of the claims, the financial statements include appropriate provisions of NIS 2,992 thousand where provisions are required to cover the exposure resulting from such claims.

With regard to a claim against the Company regarding omitted transmissions which is contained in customer claims and listed in note 31C to the annual financial statements for 2011, on April 22, 2012 a ruling was handed down by the Tel Aviv District Court approving dismissal of the claim and motion for certification as a class action in the amount of NIS 600 million.

On June 10, 2012 a motion was filed for certification of a class action in the Central District Court, alleging that the Company had ceased, unilaterally and in breach of the law, granting a benefit which it had been granting where it undertook to permit the viewing of VOD movies, at no charge, for a period of 36 months, before the end of the contractual period which was part of its agreement with them. The sum of the class action filed by the applicant amounts to NIS 7,500 thousand. The Companys response is to be filed by October 25, 2012. In the opinion of the Company's lawyers, financial resources will not be needed to dismiss these claims.

C.	Supplier and communication provider claims

During the normal course of business, suppliers of goods and/or services to the Company filed various claims against the Company. As at June 30, 2012, these claims amounted to NIS 563 thousand. In the opinion of the Company's lawyers, financial resources will not be needed to dismiss the claim.

DBS Satellite Services (1998) Ltd.

Condensed Interim Financial Statements as at June 30, 2012

Notes to the Financial Statements

NOTE 6 –EVENTS IN THE BALANCE SHEET PERIOD

In May 2012 a debenture was signed by the Company and a number of institutional entities (“the lenders”) whereby the lenders would extend to the Company a loan of NIS 392 million (“the debenture”). The proceeds of the funds raised will be used for full repayment of the long-term credit granted to the Company by the banks. Receipt of the loan is conditional upon the existence of conditions precedent which were not fulfilled by June 30, 2012. The loan funds have been deposited in trust until fulfilment of the conditions precedent and registration of the lenders’ collateral.

In May 2012, S&P Maalot awarded the debenture a rating of ilA. This rating was determined as part of an overall rating set by S&P Maalot for the raising of debt of up to NIS 450 million par value as part of the debenture and as part of a possible expansion of the Company's debenture (Series B).

The loan granted under the debenture will be used to repay the principal in ten annual unequal installments, where from 2013 – 2017 the payment of the principal will be 8% of the par value of the debentures and in each subsequent year the payment of the principal will be 12% of the par value of the debentures.

The debenture will bear annual interest of 6.4% payable in six-monthly installments. The principal and interest of the loan will be linked to the CPI. Under the terms of the debenture, if the rating of the loan is downgraded to BBBil or its equivalent (the lower of the two), the annual interest will be increased by 0.5%, and for each additional notch the annual interest will increase by a further 0.25% throughout the period in which the downgraded rating remains in effect.

In addition, the debenture stipulated various events (similar to the events stipulated in Deed of Trust B. The occurrence of these events (sometimes after an extension period) creates a right to demand immediate repayment of the loan, subject to the provisions of the debenture, including a demand for immediate repayment (not initiated by the Company) of another series of debentures issued or which will be issued by the Company and/or of debts owed by the Company to a financial institution subject to the terms set out in the debenture.

Under the provisions of the debenture, the Company must comply with the following two financial covenants every quarter (subject to the cure periods and cure terms determined in the debentures):

(A) Compliance with the total debt / EBITDA ratio – the ratio between the total debt (debts to the financial institutions listed in the debenture) at the end of the relevant quarter and the EBITDA of the Company in the 12-month period ending at the end of said quarter. The term “EBITDA” is defined – in relation to the period of any calculation – as the Company's total operating profit from ordinary operations (before financing expenses and taxes) plus depreciation and amortization, plus expenses which are included in the investments item of the Company's financial statements as at December 31, 2010 (and whose classification was changed to expenses as a result of accounting policy or directives from an authority) plus provisions and extraordinary non-recurring expenses. The maximum ratio set out in the debenture for a trial period up to the end of 2013 will be 5, for a review period up to the end of 2015 the ratio will be 4.65, and for a review period up to the end of 2016 the ratio will be 4.3.

(B) compliance with the debt / E-C ratio (EBITDA less CAPEX as defined in the agreement) will not exceed the maximum debt / E-C ratio set out in the debenture where until December 31, 2015 the ratio will be 9.5 and from January 1, 2016 the ratio will be 7.8.

The debenture determined certain restrictions regarding the distribution of dividends and repayment of shareholder loans similar to the restrictions applicable to Deed of Trust B. The financial condition ratio is lower (worse) than that applicable to Deed of Trust B.

DBS Satellite Services (1998) Ltd.

Condensed Interim Financial Statements as at June 30, 2012

Notes to the Financial Statements

NOTE 6 –EVENTS IN THE BALANCE SHEET PERIOD (CONTD.)

The debenture will be secured by charges similar to those created in favor of the holders of debentures (Series B). The lenders’ collateral will be of first and equal rank (pari passu) to the collateral created by the Company in favor of the banks to secure the bank credit for the collateral of the holders of debentures (Series A), the collateral of the holders of debentures (Series B), and the collateral financing the additional secured entities, if any. According to the debenture, the Company may take credit secured by assets, which represent collateral for the lenders subject to compliance with the general financial covenant relating to the debt / EBITDA ratio, and if a secured series of debentures is issued, subject to submission of a rating report that the loan rating at that time will not be downgraded as a result of the issuance of an additional series.

In the event that Bezeq provides a guarantee in favor of the lenders, and as long as the Company's rating does not fall below (ilAA-) or its equivalent in another rating company (the lower of the two), the collateral granted to the lenders will be abolished and a number of provisions relating to the terms governing funding secured by the Company, the financial covenants, certain grounds for immediate repayment, and the restrictions on the distribution of dividends and repayment of shareholder loans will be abolished. If such a guarantee is provided (and with certain changes also in the event of a merger between the Company and between Bezeq), the annual interest rate of the loan will be reduced by a further 1% (in other words to 5.4%, but no lower than the yield of Bezeq's debenture 6 after an adjustment for the difference in duration, and in any event no lower than 6.4%). Interest additions for a fall in the loan rating, if any, will also be abolished

Further to that stated above, the Company's loans from bank institutions are presented under current liabilities because the Company expects to repay them in full after the balance sheet date, see note 7 below.

For further details of debentures A and B, see Note 14 to the Company's annual financial statements as at December 31, 2011.

DBS Satellite Services (1998) Ltd.

Condensed Interim Financial Statements as at June 30, 2012

Notes to the Financial Statements

NOTE 7 – MATERIAL EVENTS SUBSEQUENT TO THE REPORTING DATE

A.
In July 2012 the Company expanded its debenture series (Series B) by issuing additional debentures in the sum of NIS 10 million, the proceeds of which, together with the funds from the debenture loan, were used in full repayment of the long-term bank credit.

B.
In July 2012 after the conditions precedent determined in the debenture were fulfilled, the Company made full repayment of its long-term bank credit (by means of a loan provided in accordance with the debenture and in consideration of an expansion of the Company's debenture series (Series B). With this repayment, an amendment to the financing agreement (“the agreement amendment” and “the amended financing agreement came into force”. Under the amended financing agreement, the amount of the Company's ongoing credit facility was increased to NIS 170 million, but use of this facility was restricted to the Company's total working capital requirements (calculated on the basis of the formula set out in the amended financing agreement which is dependent on the Company's receivables balance, the amount of unexercised broadcasting rights, the depreciated cost of the decoders and the Company's payables balance according to its financial statements). In addition, under the amended financing agreement, the undertakings and restrictions imposed on the Company by the financing agreement were either abolished or reduced. The provisions of the amendment to the agreement also abolished the collateral created by Bezeq and Eurocom DBS in favor of the banks to secure the Company's bank credit and the undertakings they made to the banks in connection with the Company's bank credit, among them Bezeq's guarantee to the banks.

The new financing agreement abolished the financial covenants which had been in force and which were replaced by the Company's quarterly obligation to comply with two financial covenants which were identical to those set out in the new debenture.

The amended financing agreement also determined that a demand for immediate repayment or the existence of grounds to make a demand for immediate repayment of amounts owed by the Company to debenture holders, other banks or financial institutions constitutes grounds for immediate repayment of the bank credit. According to the amended financing agreement, if the rating of the loan is downgraded by S&P Maalot to ilBBB (or its equivalent by another rating company, the lower of the two), the annual interest paid to the banks for each additional notch will increase by 0.25% on the rating scale throughout the period in which the downgraded rating remains in effect,  (unless, according to the debenture, the downgraded rating does not grant any lender additional interest for the loan owing to the Bezeq guarantee in its favor).

C.
On July 10, 2012, a motion for certification of a class action was filed in the Central District Court, alleging that the Company had breached the agreement between it and its subscribers who had signed up to the VOD service. The sum of the class action filed by the applicant amounts to NIS 28,608 thousand. The Company's response is to be filed by December 9, 2012. The Company has not yet formulated its response to the motion for certification.

NOTE 8 – APPOINTMENT OF THE CHAIRMAN OF THE BOARD OF DIRECTORS FOR THE APPROVAL MEETING

At the date of approval of the financial statements, the Company’s Board of Directors does not have an incumbent chairman. Consequently, on July 30, 2012, the Company’s Board of Directors authorized David Efrati, a director in the Company, to serve as chairman of the Board of Directors’ meeting convened to approve the financial statements and to sign the Company’s financial statements as at June 30, 2012.